                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                  TO RULE 13d-2(a)

                        (Amendment No. ___________)/1/



                          Renaissance Worldwide, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   75968A109
--------------------------------------------------------------------------------
                                (CUSIP Number)

             John H. Chuang, President and Chief Executive Officer
                                 Aquent, Inc.
                  711 Boylston Street, Boston, Massachusetts
                                (617) 535-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 15, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)



--------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                (Page 1 of 10)

-----------------------                                  ---------------------
  CUSIP NO. 75968A109                13D                   PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aquent, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,091,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,091,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,091,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 2 of 10 pages)

-----------------------                                  ---------------------
  CUSIP NO. 75968A109                13D                   PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John H. Chuang

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,091,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,091,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,091,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 3 of 10 pages)

ITEM 1.  SECURITY OF THE ISSUER.

The class of equity securities to which this statement relates is the common stock, no par value per share (the "Issuer Common Stock"), of Renaissance Worldwide, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 52 Second Avenue, Waltham, Massachusetts 02451.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Aquent, Inc., a Massachusetts corporation ("Aquent") and John H. Chuang. Aquent is a talent agency for creative and Web professionals. The address of its principal business office is 711 Boylston Street, Boston, Massachusetts 02116. John H. Chuang, the President and Chief Executive Officer of Aquent, is the controlling stockholder of Aquent. Mr. Chuang's business address is 711 Boylston Street, Boston, Massachusetts 02116.

(a)-(c) and (f) Schedule A provides the following information for Mr. Chuang and for each of Aquent's directors and executive officers, as of the date hereof: name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Aquent, each person identified in Schedule A hereto is a citizen of the United States.

(d)-(e) During the last five (5) years, neither Mr. Chuang nor Aquent and, to the knowledge of Aquent, none of the directors or executive officers of Aquent identified on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five
(5) years, neither Mr. Chuang nor Aquent and, to the knowledge of Aquent, none of the directors or executive officers of Aquent identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Chuang is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From the period of July 13, 2001 to October 22, 2001, Aquent used approximately $4,423,261.49 in working capital to purchase 3,091,100 shares of Issuer Common Stock at purchase prices ranging from $1.14 to $1.67 per share, as further described in Item 4 below.

ITEM 4.  Purpose of Transactions.

(a)-(b) On October 5, 2001, Aquent, JetElectro Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Aquent, and the Issuer entered into an Agreement and Plan of Merger, dated as of October 5, 2001 (the "Merger Agreement"), pursuant to which JetElectro Acquisition Corp. will be merged with and into the Issuer (the "Merger").

The Merger Agreement provides that, as a result of the Merger, each outstanding share of Issuer Common Stock will be converted into the right to receive $2.00 in cash, except for shares held by Aquent, JetElectro and holders who properly perfect their dissenter's rights. As a result of the Merger,



                                (Page 4 of 10)
the separate corporate existence of JetElectro will cease and the Issuer will continue as the surviving corporation and wholly-owned subsidiary of Aquent. In addition, pursuant to the Merger Agreement, each outstanding option to purchase Issuer Common Stock shall be terminated or, in accordance with the terms of the option, shall entitle the holder of the option to receive, upon exercise of the option, an amount in cash equal to the product of the number of shares of Issuer Common Stock subject to such option multiplied by the amount, if any, by which $2.00 exceeds the per share exercise price of such stock option. Consummation of the Merger is subject to a number of conditions in the Merger Agreement, including approval by the Issuer's shareholders.

The Merger Agreement specifically authorizes Aquent to acquire additional shares of Issuer Common Stock prior to the consummation of the Merger. Aquent has adopted a plan (the "10b5-1 Plan") pursuant to Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "'34 Act"), relating to purchases of shares of Issuer Common Stock granting a third party broker authority to make such purchases, subject to the limitations in such plan. A copy of the 10b5-1 Plan is attached as Exhibit 1 hereto and is incorporated herein by reference.

(c)  Not applicable.

(d) Upon the closing of the Merger, Aquent shall designate the directors of the surviving corporation and such directors shall hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e)  Not applicable.

(f)  Not applicable.

(g) At the effective time of the Merger, the articles of organization of the Issuer as in effect at that time shall be amended and restated to provide that the total number of shares of all classes of stock which the Issuer shall have authority to issue will be 10,000,000, all of which shall consist of common stock, no par value per share, and, as so amended, such articles of organization shall be the articles of organization of the Issuer immediately after the Merger. In addition, the by-laws of the Issuer immediately before the Merger shall become the by-laws of the Issuer immediately after the Merger.

(h) If the Merger is completed, the shares of Issuer Common Stock will be de-listed and no longer quoted on the Nasdaq National Market.

(i) If the Merger is completed, the registration of shares of the Issuer under the '34 Act will be terminated, no further reports will be filed and shares of Issuer Common Stock will not be eligible for listing or trading on any exchange.

(j) Aquent may, from time to time, consummate additional purchases of Issuer Common Stock pursuant to the terms of the 10b5-1 Plan or otherwise. Any such purchases will be dependent upon the discretion of the broker appointed pursuant to the 10b5-1 Plan, market conditions and other relevant considerations. Aquent reserves the right to amend this Schedule 13D in the future.

Aquent intends to vote the shares of Issuer Common Stock that it controls in favor of the Merger.

                                (Page 5 of 10)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Aquent may be deemed to be the beneficial owner of 3,091,100 shares of Issuer Common Stock, constituting approximately 5.8% of the outstanding shares of Issuer Common Stock, based upon 52,902,540 shares of Issuer Common Stock outstanding on October 2, 2001, as set forth in the Merger Agreement. Aquent has the sole power to direct the vote and to dispose of all such shares of Issuer Common Stock.

No person listed on Schedule A other than Mr. Chuang beneficially owns any shares of Issuer Common Stock. Mr. Chuang, by virtue of his controlling interest in Aquent, may be deemed to be the beneficial owner of the Issuer Common Stock beneficially owned by Aquent. Mr. Chuang hereby disclaims such beneficial ownership.

(c) Transactions in shares of Issuer Common Stock effected in the past 60 days are set forth in Schedule B.

(d)  None.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the Merger Agreement and the Merger in Item 4 above and the Merger Agreement as set forth in Exhibit 2 attached hereto are incorporated herein by reference. The 10b5-1 Plan as set forth in Exhibit 1 attached hereto is incorporated herein by reference. Other than the Merger Agreement, the 10b5-1 Plan and the Merger, to the best knowledge of Aquent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.


Exhibit No.  Description
-----------  -----------

1 Plan adopted by Aquent, Inc. pursuant to Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended.

2 Merger Agreement, dated as of October 5, 2001, among Aquent, Inc., JetElectro Acquisition Corp. and Renaissance Worldwide, Inc.

3            Filing Agreement by and between John H. Chuang and Aquent, Inc.


                                (Page 6 of 10)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:  October 22, 2001

                                    AQUENT, INC.


                                    By: /s/ John H. Chuang
                                       --------------------------------------
                                       John H. Chuang
                                       President & Chief Executive
                                       Officer


                                (Page 7 of 10)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:  October 22, 2001


                                    By:  /s/ John H. Chuang
                                      ---------------------------------------
                                       John H. Chuang



                                (Page 8 of 10)

                                  SCHEDULE A
                                  ----------


DIRECTORS AND EXECUTIVE OFFICERS OF AQUENT, INC.            BUSINESS ADDRESS
------------------------------------------------            ----------------

JOHN H. CHUANG                                              c/o Aquent, Inc.
President, Chief Executive Officer,                         711 Boylston Street
Treasurer and Director                                      Boston, MA 02116

STEVEN M. KAPNER                                            c/o Aquent, Inc.
Clerk and Director                                          711 Boylston Street
                                                            Boston, MA 02116

MIA M. WENJEN                                               c/o Aquent, Inc.
Director                                                    711 Boylston Street
                                                            Boston, MA 02116

NUNZIO DOMILICI                                             c/o Aquent, Inc.
Chief Financial Officer                                     711 Boylston Street
                                                            Boston, MA 02116

                                (Page 9 of 10)

                                  SCHEDULE B
                                  ----------

List of purchases effected in the past 60 days. Unless otherwise indicated, the transactions set forth below were effected through the use of a securities broker.

PURCHASER                   PURCHASE DATE            AMOUNT PURCHASED       PURCHASE PRICE PER SHARE
---------                   -------------            ----------------       ------------------------
Aquent, Inc.              October 12, 2001                51,100                      $1.66
Aquent, Inc.              October 15, 2001               234,900                      $1.65
Aquent, Inc.              October 16, 2001               111,000                      $1.65
Aquent, Inc.              October 17, 2001                81,100                      $1.66
Aquent, Inc.              October 18, 2001                95,800                      $1.67
Aquent, Inc.              October 19, 2001                47,700                      $1.65
Aquent, Inc.              October 22, 2001                19,500                      $1.66


                                (Page 10 of 10)